THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

sandridge energy, inc.
(Name of Issuer)
Common Stock, $0.001 Par value per share
(Title of Class of Securities)
80007P869
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 80007P869
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
Benefit Street Partners L.L.C.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	1,030,182*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	1,030,182*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,030,182*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11) Percent of Class Represented by Amount in Row (9)	4.8%*
(12) Type of Reporting Person (See Instructions) IA

* Benefit Street Partners L.L.C., a Delaware limited liability company, may be deemed to beneficially own in the aggregate 1,030,182 shares of common stock, $0.001 par value per share (“Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”), representing approximately 4.8% of the total 21,278,156 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock stated to be outstanding as of October 31, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, (ii) 691,925 additional shares of Common Stock obtainable upon conversion of 12,979,670 0.00% Convertible Senior Subordinated Notes due 2020 of the Company, based on an initial conversion rate of 0.0533, (iii) 7,517 additional shares of Common Stock obtainable upon exercise of Series A Warrants, and (iv) 3,163 additional shares of Common Stock obtainable upon exercise of Series B Warrants, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 80007P869
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
Providence Equity Capital Markets L.L.C.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	228,243*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	228,243*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	228,243*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11) Percent of Class Represented by Amount in Row (9)	1.1%*
(12) Type of Reporting Person (See Instructions) IA

* Providence Equity Capital Markets L.L.C., a Delaware limited liability company, may be deemed to beneficially own in the aggregate 228,243 shares of common stock, $0.001 par value per share (“Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”), representing approximately 1.1% of the total 20,731,190 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock stated to be outstanding as of October 31, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, and (ii) 155,639 additional shares of Common Stock obtainable upon conversion of 2,919,602 0.00% Convertible Senior Subordinated Notes due 2020 of the Company, based on an initial conversion rate of 0.0533, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 80007P869
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
Jonathan M. Nelson
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	1,258,426*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	1,258,426*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,258,426*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11) Percent of Class Represented by Amount in Row (9)	5.9%*
(12) Type of Reporting Person (See Instructions) IN

* Mr. Nelson may be deemed to beneficially own in the aggregate 1,258,426 shares of common stock, $0.001 par value per share (“Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”), representing approximately 5.9% of the total 21,433,795 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock stated to be outstanding as of October 31, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, (ii) 847,565 additional shares of Common Stock obtainable upon conversion of 15,899,272 0.00% Convertible Senior Subordinated Notes due 2020 of the Company, based on an initial conversion rate of 0.0533, (iii) 7,517 additional shares of Common Stock obtainable upon exercise of Series A Warrants, and (iv) 3,163 additional shares of Common Stock obtainable upon exercise of Series B Warrants, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 80007P869
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
Paul J. Salem
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	1,258,426*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	1,258,426*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,258,426*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11) Percent of Class Represented by Amount in Row (9)	5.9%*
(12) Type of Reporting Person (See Instructions) IN

* Mr. Salem may be deemed to beneficially own in the aggregate 1,258,426 shares of common stock, $0.001 par value per share (“Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”), representing approximately 5.9% of the total 21,433,795 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock stated to be outstanding as of October 31, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, (ii) 847,565 additional shares of Common Stock obtainable upon conversion of 15,899,272 0.00% Convertible Senior Subordinated Notes due 2020 of the Company, based on an initial conversion rate of 0.0533, (iii) 7,517 additional shares of Common Stock obtainable upon exercise of Series A Warrants, and (iv) 3,163 additional shares of Common Stock obtainable upon exercise of Series B Warrants, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 80007P869
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
Glenn M. Creamer
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	1,258,426*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	1,258,426*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,258,426*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11) Percent of Class Represented by Amount in Row (9)	5.9%*
(12) Type of Reporting Person (See Instructions) IN

* Mr. Creamer may be deemed to beneficially own in the aggregate 1,258,426 shares of common stock, $0.001 par value per share (“Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”), representing approximately 5.9% of the total 21,433,795 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock stated to be outstanding as of October 31, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, (ii) 847,565 additional shares of Common Stock obtainable upon conversion of 15,899,272 0.00% Convertible Senior Subordinated Notes due 2020 of the Company, based on an initial conversion rate of 0.0533, (iii) 7,517 additional shares of Common Stock obtainable upon exercise of Series A Warrants, and (iv) 3,163 additional shares of Common Stock obtainable upon exercise of Series B Warrants, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 80007P869
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
Thomas J. Gahan
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	1,258,426*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	1,258,426*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,258,426*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11) Percent of Class Represented by Amount in Row (9)	5.9%*
(12) Type of Reporting Person (See Instructions) IN

* Mr. Gahan may be deemed to beneficially own in the aggregate 1,258,426 shares of common stock, $0.001 par value per share (“Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”), representing approximately 5.9% of the total 21,433,795 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock stated to be outstanding as of October 31, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016, (ii) 847,565 additional shares of Common Stock obtainable upon conversion of 15,899,272 0.00% Convertible Senior Subordinated Notes due 2020 of the Company, based on an initial conversion rate of 0.0533, (iii) 7,517 additional shares of Common Stock obtainable upon exercise of Series A Warrants, and (iv) 3,163 additional shares of Common Stock obtainable upon exercise of Series B Warrants, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 1(a). Name Of Issuer
SandRidge Energy, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices
123 Robert S. Kerr Avenue Oklahoma City, OK 73102-6406
Item 2(a). Name of Person Filing

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Benefit Street Partners L.L.C. (“BSP”), (ii) Providence Equity Capital Markets L.L.C. (“PECM”), (iii) Jonathan M. Nelson, (iv) Paul J. Salem, (v) Glenn M. Creamer, and (vi) Thomas J. Gahan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of BSP and PECM are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. This Schedule 13G relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of the Company beneficially owned by BSP and PECM, directly and indirectly through certain private pooled investment vehicles for which BSP and PECM, respectively, serve as an investment adviser. Messrs. Nelson, Salem, Creamer and Gahan, collectively, control each of BSP and PECM through their indirect ownership of membership interests of BSP and PECM.  As a result, each of Messrs. Nelson, Salem, Creamer and Gahan may be deemed to share beneficial ownership of the Common Stock held by the BSP and PECM.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Schedule 13G shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group.  In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address of BSP, PECM and Mr. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019.  The principal business address of Messrs. Nelson, Salem and Creamer is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, RI 02903.

Item 2(c). Citizenship
Each of BSP and PECM is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Nelson, Salem, Creamer and Gahan is a citizen of the United States.
Item 2(d). Title of Class of Securities
Common Stock, $0.001 par value per share.
Item 2(e). CUSIP No.
80007P869

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”) (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4. Ownership

The information set forth in Rows 5 through 9 and 11 of each of the cover pages of this Schedule 13G is incorporated herein by reference.

BSP may be deemed to beneficially own in the aggregate 1,030,182 shares of Common Stock, representing approximately 4.8% of the total 21,278,156 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock stated to be outstanding as of October 31, 2016 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016 (the “Form 10-Q”), (ii) 691,925 additional shares of Common Stock obtainable upon conversion of 12,979,670 0.00% Convertible Senior Subordinated Notes due 2020 of the Company, based on an initial conversion rate of 0.0533 (the "Convertible Notes"), (iii) 7,517 additional shares of Common Stock obtainable upon exercise of Series A Warrants, and (iv) 3,163 additional shares of Common Stock obtainable upon exercise of Series B Warrants, calculated in accordance with Rule 13d-3 under the Act.

PECM may be deemed to beneficially own in the aggregate 228,243 shares of Common Stock, representing approximately 1.1% of the total 20,731,190 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock reported to be issued and outstanding as of October 31, 2016 on the Form 10-Q, and (ii) 155,639 additional shares of Common Stock obtainable upon conversion of 2,919,602 Convertible Notes, calculated in accordance with Rule 13d-3 under the Act.

Messrs. Nelson, Salem, Creamer and Gahan may be deemed to beneficially own in the aggregate 1,258,426 shares of Common Stock, representing approximately 5.9% of the total 21,433,795 shares of Common Stock outstanding, which amount includes: (i) 20,575,551 shares of Common Stock reported to be issued and outstanding as of October 31, 2016 on the Form 10-Q, (ii) 847,565 additional shares of Common Stock obtainable upon conversion of 15,899,272 Convertible Notes, (iii) 7,517 additional shares of Common Stock obtainable upon exercise of Series A Warrants, and (iv) 3,163 additional shares of Common Stock obtainable upon exercise of Series B Warrants, calculated in accordance with Rule 13d-3 under the Act.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
The information set forth in Item 4 of this Schedule 13G is incorporated herein by reference.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

PROVIDENCE EQUITY CAPITAL
MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

By:	/s/ Jonathan M. Nelson
Name: Jonathan M. Nelson

By:	/s/ Paul J. Salem
Name: Paul J. Salem

By:	/s/ Glenn M. Creamer
Name: Glenn M. Creamer

By:	/s/ Thomas J. Gahan
Name: Thomas J. Gahan

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement, dated as of February 14, 2017 by and among Benefit Street Partners L.L.C., Providence Equity Capital Markets L.L.C., Jonathan M. Nelson, Paul J. Salem, Glenn M. Creamer and Thomas J. Gahan	14

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of SandRidge Energy, Inc., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 14th day of February, 2017.

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

PROVIDENCE EQUITY CAPITAL
MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

By:	/s/ Jonathan M. Nelson
Name: Jonathan M. Nelson

By:	/s/ Paul J. Salem
Name: Paul J. Salem

By:	/s/ Glenn M. Creamer
Name: Glenn M. Creamer

By:	/s/ Thomas J. Gahan
Name: Thomas J. Gahan